EXHIBIT 99.1

Gilat Satellite Networks Ltd. (the “Company”) advises that on December 14, 2010, the Company has entered  into a loan agreement with First International Bank of Israel for the principal amount of $40 million, repayable over 10 years at a fixed interest rate of 4.77%.  The loan is secured initially by a floating charge on the assets of the Company which will be converted to a negative pledge in October 2012, and is further secured by a fixed pledge (mortgage) on the Company’s real estate in Kiryat Arye, Petach Tikva, Israel.